SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Equity Investment in Affiliate Company

1. Name of company	Telecop Service Co., Ltd.

- Relationship to Company	Affiliate company
2. Details of investment	Date of investment	October 15, 2008
Method of investment	Cash investment
Investment amount (KRW)	14,019,187,500
Total investment amount in company concerned (KRW)	14,019,187,500
3. Purpose of investment	To enhance market competitiveness

4. Decision date (date of board resolution)	September 26, 2008

- Attendance of outside directors	Present	7	Absent	-

- Attendance of audit committee members	Present

5. Applicability of Korean Fair Trade Act	Not applicable

6. Others

1. Change in the ownership of KT’s shareholding in Telecop Service Co., Ltd.

- Before investment: 93.82%

- After investment: 88.02%

2. Date of investment may change subject to the date of payment for the acquired share capital.

3. This is the first equity investment after Telecop Service Co., Ltd. was added as an affiliate company to KT Corporation in January 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

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